UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Susser Holdings Corporation

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

869233106

(CUSIP Number)

Sam L. Susser

4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 204.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Sam L. Susser

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,425,800

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,425,800

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,800

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%*

14	Type of Reporting Person (See Instructions) IN

* Based on 21,442,252 shares outstanding as of February 20, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2014.

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Susser Family Limited Partnership 32-0434629

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,263,767

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,263,767

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,263,767

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%*

14	Type of Reporting Person (See Instructions) OO (Limited Partnership)

* Based on 21,442,252 shares outstanding as of February 20, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2014.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment”) is filed by Sam L. Susser and the Susser Family Limited Partnership, a Texas limited partnership (the “Limited Partnership”) (together, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Susser Holdings Corporation, a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by Sam L. Susser with the Securities and Exchange Commission (“SEC”) on November 3, 2006 (the “Schedule 13D”).

Unless otherwise indicated herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

This Amendment reflects the March 4, 2014 transaction whereby Sam L. Susser transferred the Common Stock of the Issuer, formerly held by three family trusts the beneficiaries of which are members of Sam L. Susser’s immediate family (collectively the “Trusts”), in his capacity as trustee to the Trusts, to the Limited Partnership. Mr. Susser serves as the sole member and sole manager of the Susser Family Partnership GP LLC, the general partner of the Limited Partnership.

Item 1.                                           Security and Issuer.

The title and class of equity security to which this Amendment relates is the common stock, $0.01 par value per share (the “Common Stock”), of Susser Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer's principal executive offices is 4525 Ayers Street, Corpus Christi, Texas 78415.

Item 2.                                           Identity and Background.

(a)                   This Amendment is filed by Sam L. Susser and the Susser Family Limited Partnership, a Texas limited partnership (the “Limited Partnership”) (together, the “Reporting Persons”). Mr. Susser serves as the sole member and sole manager of the Susser Family Partnership GP LLC, the general partner of the Limited Partnership (the “General Partner”).

(b)                   The business address of Mr. Susser, the Limited Partnership, and the General Partner is 4525 Ayers Street, Corpus Christi, Texas 78415.

(c)                    Mr. Susser serves as Chairman and Chief Executive Officer of the Issuer. The principal business address is 4525 Ayers Street, Corpus Christi, Texas 78415.

(d)                   During the last five years, neither Mr. Susser, the Limited Partnership, nor the General Partner has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                    During the last five years, neither Mr. Susser, the Limited Partnership, nor the General Partner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                     Mr. Susser is a citizen of the United States. The Limited Partnership is a Texas limited partnership, and the General Partner is a Texas limited liability company.

Item 5.                                           Interest in Securities of the Issuer.

(a)                   The responses of the Reporting Persons to Rows (11) through (13) in the cover pages of this Amendment are incorporated herein by reference. As of March 4, 2014, the Reporting Persons beneficially owned, in the aggregate, 2,425,800 shares of Common Stock, representing approximately 11.3% of the outstanding Common Stock, based on 21,442,252 shares of Common Stock outstanding as of February 20, 2014.

Of the total shares of Common stock beneficially owned by the Reporting Persons, (i) 83,544 shares are subject to vesting and forfeiture restrictions, (ii) 162,033 shares are held directly by Sam L. Susser, representing approximately 0.8% of the shares of Common Stock outstanding as of February 20, 2014, and (iii) 2,263,767 shares are held of record by the Limited Partnership, representing approximately 10.6% of the shares of Common Stock outstanding as of February 20, 2014.

(b)                   The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)                    Sam L. Susser has affected the following transactions in the past sixty (60) days:

On February 27, 2014, Sam L. Susser acquired 71,905 shares of Common Stock through the vesting of restricted stock units granted March 1, 2013. On March 1, 2014, Sam L. Susser was granted 3,307 shares of restricted Common Stock.

(d)                   Not applicable.

(e)                    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014	SAM L. SUSSER

/s/ Sam L. Susser
Sam L. Susser

SUSSER FAMILY LIMITED PARTNERSHIP

	By:	SUSSER FAMILY PARTNERSHIP GP LLC, its general partner

/s/ Sam L. Susser
	By:	Sam L. Susser
	Title:	Sole manager